February 25, 2020

Lee Aaron Arnold
Chief Executive Officer of Secured Investment Corp.
Circle of Wealth Fund III LLC
701 East Front Street, 2nd Floor
Coeur D'Alene, ID 83814

       Re: Circle of Wealth Fund III LLC
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 1
           Filed February 13, 2020
           File No. 024-10948

Dear Mr. Arnold:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 1 filed February 13, 2020

General

1. Please revise to reduce the amount of your best efforts offering by the aggregate amount of securities sold pursuant to the offering statement in the prior 12 month period. Please see Rule 251(a) of Regulation A and Instruction 1 to Form 1-A for guidance.

2. You have omitted the footnotes to your interim financial statements for the six months ended June 30, 2019. Please revise to include the footnotes, as required by U.S. GAAP and Article 8-03(b) of Regulation S-X. Please also ensure that your audited and interim financial statements are included in the body of the offering circular, rather than as an exhibit.
 Lee Aaron Arnold
FirstName LastNameLee Aaron Arnold
Circle of Wealth Fund III LLC
Comapany NameCircle of Wealth Fund III LLC
February 25, 2020
Page 2
February 25, 2020 Page 2
FirstName LastName
Acceptance, page 9

3. Where you describe how investors will receive and accept the rescission offer, please clarify whether the email will include a link to the offering circular. We note that your disclosure indicates the email will include "an outline of the offer." Rescission Offer and Price, page 9

4. We note that you intend to use a portion of the net proceeds from your primary offering and proceeds from business operations to fund the rescission offer. In this regard, on page
         44 you disclose that the sale of your membership interests was suspended when you identified the omission. Additionally, on page 34 you disclose that you have $25,000 and plan to sell membership interests on a needed basis to operate your business. Please disclose how you expect to fund the rescission offer and discuss the impact of the offer on your operations. Additionally, update your use of proceeds disclosure to indicate the amount of proceeds being used to fund the rescission offer.
Prior Performance Summary, page 36

5. Disclosure on page 37 refers to prior performance tables, however, you have not included the prior performance tables with this post-qualification amendment. Please revise to include this information.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jonathan Burr at 202-551-5833 or Pamela Long at 202-551-3765 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction